UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report – April 2, 2007

CHEMOKINE THERAPEUTICS CORP.

(Exact name of registrant as specified in charter)

Delaware	**333-117858**	**33-0921251**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6190 Agronomy Road, Suite 405
University of British Columbia
Vancouver, British Columbia   **V6T 1Z3**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code **(604) 822-0301**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. <u>Other Events.</u>

April 2, 2007 Chemokine Therapeutics Corp. announced the that the University of Texas M. D. Anderson Cancer Center's abstract, "Inhibition of primary growth and distant metastasis with a CXCR4 antagonist in a mouse model of breast cancer" authored by Eugene H. Huang, Balraj Singh, Laura Vincent, Massimo Cristofanilli, Kailash Mosalpuria, Caimiao Wei, and Anthony Lucci, has been accepted by the American Association for Cancer Research ("AACR") for oral presentation at its 2007 Annual Meeting being held in Los Angeles, California.

ITEM 9.01. <u>Financial Statements and Exhibits.</u>

   a. Not applicable.
   b. Not applicable.
   c. Exhibits.

Exhibit Number	Description of Exhibit
99.1	April 2, 2007 Chemokine Therapeutics Corp. announced the that the University of Texas M. D. Anderson Cancer Center's abstract, "Inhibition of primary growth and distant metastasis with a CXCR4 antagonist in a mouse model of breast cancer" authored by Eugene H. Huang, Balraj Singh, Laura Vincent, Massimo Cristofanilli, Kailash Mosalpuria, Caimiao Wei, and Anthony Lucci, has been accepted by the American Association for Cancer Research ("AACR") for oral presentation at its 2007 Annual Meeting being held in Los Angeles, California.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Chemokine Therapeutics Corp.,
a Delaware corporation

Date: April 2, 2007

By: /s/ *Bashir Jaffer*
Bashir Jaffer,
Chief Financial Officer



FOR IMMEDIATE RELEASE

TSX: CTI OTCBB: CHKT

M. D. ANDERSON CANCER CENTER RESEARCHERS TO PRESENT CTCE-9908 DATA AT THE AACR ANNUAL MEETING

Vancouver, BC (April 2, 2007) – Chemokine Therapeutics Corp. (the “Company”) (TSX:CTI, OTCBB:CHKT), a biotechnology company developing chemokine-based therapies to treat cancer, blood disorders, and vascular diseases, today announced that the University of Texas M. D. Anderson Cancer Center’s abstract, “Inhibition of primary growth and distant metastasis with a CXCR4 antagonist in a mouse model of breast cancer” authored by Eugene H. Huang, Balraj Singh, Laura Vincent, Massimo Cristofanilli, Kailash Mosalpuria, Caimiao Wei, and Anthony Lucci, has been accepted by the American Association for Cancer Research (“AACR”) for oral presentation at its 2007 Annual Meeting being held in Los Angeles, California. The presentation will be given by Dr. Eugene Huang on Wednesday, April 18, 2007, as part of the Experimental Therapeutics Mini-symposium.

The Meeting is expected to attract more than 15,000 participants from 60 countries to discuss and hear presentations on new and significant discoveries in basic, clinical, and translational cancer research. The AACR hopes to identify the most compelling science and ensure that the latest advances in all areas of cancer research and specifically the most important emerging research fields are fully covered.

Researchers at the M. D. Anderson Cancer Center have been studying the ability of CTCE-9908 to inhibit the metastasis of a human breast cancer in preclinical models as part of a collaborative research effort with the Company.

About CTCE-9908

CTCE-9908 is a peptide analog of the Chemokine SDF-1, and an antagonist of its receptor, CXCR4. SDF-1 is the only known naturally occurring chemokine that binds to CXCR4, which is present on cancer cells of over 30 different tumor types. Activation by SDF-1 is believed to be critical in angiogenesis and in the metastasis (or spread) of cancer cells to distant locations in the body, where they form new tumors. Approximately 90% of cancer deaths are due to metastasis. We believe that CTCE-9908 interferes with the metastatic process of cancers by both preventing their spread and blocking the blood supply to the cancer cells.

The Company is currently conducting a Phase Ib/II clinical trial on CTCE-9908 to assess safety and preliminary efficacy in late stage cancer patients. Preliminary results were recently released where no dose limiting toxicities were observed in any of the cancer patients and two out of three patients with ovarian cancer responded positively and exhibited stable disease when comparing the size of target tumors at baseline to the assessment performed after CTCE-9908 treatment. The remaining patients are currently being enrolled with the final results expected later this year.

About American Association for Cancer Research
AACR is one of the oldest and largest scientific organization in the world focused on every aspect of high-quality, innovative cancer research. Its reputation for scientific breadth and excellence attract the premier researchers in the field. The programs and services of AACR foster the exchange of knowledge and new ideas among scientists dedicated to cancer research, provide training opportunities for the next generation of cancer researchers, and increase public understanding of cancer.

About The University of Texas M. D. Anderson Cancer Center
M. D. Anderson Cancer Center, a component of The University of Texas System, has established an international reputation as one of the world's preeminent centers for cancer patient care, research, education and prevention with pioneering approaches and technologies. M. D. Anderson holds the distinction of being designated by the National Cancer Institute (NCI) as one of the first three Comprehensive Cancer Centers in the United States. M. D. Anderson has been named the nation's top cancer hospital by U.S. News & World Report's "Best Hospitals" survey four out of the past six years.

About Chemokine Therapeutics Corp. (TSX: CTI, OTCBB: CHKT)
Chemokine Therapeutics is a product-focused biotechnology company developing drugs in the field of chemokines. Chemokines are a class of signaling proteins which play a critical role in the growth, differentiation, and maturation of cells necessary for fighting infection as well as tissue repair and regeneration. Chemokines also have an important role in cancer metastasis and growth. Chemokine Therapeutics is a leader in research in the field of chemokines and has several products in various stages of development.

For further information contact:

Chemokine Therapeutics Corp.
Mr. Don Evans
Director of Public Relations
Phone: (604) 822-0305 or 1-888-822-0305
Fax: (604) 822-0302
E-mail: devans@chemokine.net
Internet: www.chemokine.net

Equicom Group
Joanna Longo
Investor Relations
Phone: (416) 815-0700 ext. 233
Fax: (416) 815-0080
E-mail: jlongo@equicomgroup.com